UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Allan Goh

Audrey Koh

Teo Kok Leong

12 Marina Boulevard, Level 46

DBS Asia Central at Marina Bay, Financial Centre Tower 3

Singapore 018982

Tel: +65 6878 3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person DBS Bank Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DBS Bank Ltd. is organized under the laws of Singapore.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,909,623
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 39,909,623
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,909,623
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person BK

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012 by the Reporting Person. This Amendment, and the Original Schedule 13D, relate to the Common Shares, par value 0.01 Danish Kroner per share (the “Common Shares”) of Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 as previously filed is amended to add the following:

Following the extraordinary general meeting (the “EGM”) to amend the Articles of Association of the Issuer, held on January 9, 2013, the Reporting Person disclaims membership in a “group” with the other parties to the Restructuring Agreement, filed as Exhibit 99.1 to the Original Schedule 13D. The Reporting Person is no longer subject to any obligation to vote in favor of the resolutions associated with amending the Issuer’s Articles of Association at the EGM as described in the Original Schedule 13D.

The Reporting Person continues to maintain that it is not the intent of the Reporting Person to control the Issuer following the EGM. The Reporting Person and each of the parties to the Restructuring Agreement continues to agree that to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Person is not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(b) as previously filed is amended to state the following:

(b)	As of January 9, 2013, the Reporting Person beneficially owns, and has the sole power to vote and dispose of, 39,909,623 Common Shares, representing 5.5% of the issued and outstanding Common Shares and the shared power to vote and dispose of, 39,909,623 Common Shares, representing 5.5% of the issued and outstanding Common Shares.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

DBS Bank Ltd
By: /s/ Audrey Koh
Name: Audrey Koh
Title: Managing Director

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